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                                               FILED BY KINROSS GOLD CORPORATION
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                         AND DEEMED FILED PURSUANT TO RULE 14D-2
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                    SUBJECT COMPANY: CROWN RESOURCES CORPORATION
                                            MMISSION REGISTRATION NO. 333-111516



        [CROWN RESOURCES]                                     [NEWS FOR RELEASE]


                                                          August 2, 2006


      CROWN RESOURCES CORPORATION ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS

DENVER, COLORADO: Crown Resources Corporation (OTCBB-CRCE) ("Crown") announced that it will hold a special meeting of shareholders on August 31, 2006, at 9:00 a.m. (MDT) at Crown's offices located at 4251 Kipling St., Wheat Ridge, CO 80033 and has mailed the related proxy statement to act upon the proposed merger between Crown and Kinross Gold Corporation (TSX-K; NYSE-KGC) ("Kinross").

Holders of record of shares of Crown common stock as of the close of business on July 20, 2006, the record date for the special meeting, are entitled to vote at the special meeting. An affirmative vote of holders of at least two-thirds of Crown shares entitled to vote at the special meeting is required to approve the proposed merger.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE TRANSACTION:

THIS PRESS RELEASE IS NOT, AND IS NOT INTENDED TO BE, A SOLICITATION OF PROXIES OR AN OFFER OF SECURITIES. INVESTORS AND SECURITY HOLDERS OF CROWN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE MAILED TO ALL CROWN SHAREHOLDERS OF RECORD AS OF JULY 20, 2006 AS IT CONTAINS IMPORTANT INFORMATION ABOUT KINROSS, CROWN, AND THE PROPOSED TRANSACTION. KINROSS' REGISTRATION STATEMENT ON FORM F-4 AND ANY OTHER DOCUMENTS FILED OR TO BE FILED BY KINROSS OR CROWN WITH THE SEC, ARE AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV, OR DIRECTLY FROM KINROSS.

CROWN AND ITS OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE CROWN SHAREHOLDERS. A DESCRIPTION OF THE INTERESTS OF THE DIRECTORS AND EXECUTIVE OFFICERS IS CONTAINED IN THE PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT FILED WITH THE SEC.

For further information from Crown, contact:

    CHRISTOPHER E. HERALD                 DEBBIE W. MINO
    President & CEO                       Director - Investor Relations
    Tel. (303) 534-1030                   Tel. (800) 229-6827